UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No.1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KUSHCO HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
50133S
(CUSIP Number of Class of Securities)
Amir Sadr
Vice President, Associate General Counsel
KushCo Holdings, Inc.
6261 Katella Avenue, Suite 250
Cypress, California 90630
(714) 462-4603
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Copies to:
Marc D. Hauser, Esq.
Craig P. Tanner
Reed Smith LLP
101 Second Street
Suite 1800
San Francisco, CA 94105-3659
Telephone: (415) 543-8700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,079,707	$399.75

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in this offer will be tendered pursuant to this offer. This calculation assumes that options to purchase an aggregate of 7.7 million shares of the issuer’s common stock, having an aggregate value of $3.1 million as of July 23, 2020, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$399.75	Filing Party:	KushCo Holdings, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	July 31, 2020

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border third-party Tender Offer)

Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2020 (as amended and supplemented, the “Schedule TO”), relating to an offer (the “Exchange Offer”) by KushCo Holdings, Inc., a Nevada corporation (the “Company”), to provide eligible employees, which includes all current employees, including executive officers of the Company and its subsidiaries, and all non-employee directors of the Company’s Board of Directors (the “Board”) with the opportunity to exchange certain Eligible Options (as defined in the Schedule TO) for a lesser number of Replacement Options (as defined in the Schedule TO), upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Replacement Options dated July 31, 2020 (the “Offer to Exchange”) and the Notice of Election to Participate in the Option Exchange Program, attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(D), respectively, and incorporated herein by reference. Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment No.1 should be read in conjunction with the Schedule TO and the Offer to Exchange. Capitalized terms used herein and not defined herein have the meanings given to them in the Offer to Exchange. This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e 4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporated by reference in the information contained in the Offer to Exchange, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), are hereby amended and supplemented as follows in response to comments from the SEC:

(a) Adding a new sentence to the first paragraph of the section entitled “Cut-off Time” under Section 4 of the Offer to Exchange to read as follows:

“In order to be effective, the Company must receive your properly completed, signed and delivered new Notice of Election to Participate in the Option Exchange Program or Notice of Withdrawal from Participation in the Option Exchange Program via Electronic Delivery before 5:00 p.m., Pacific Time on Friday, August 28, 2020. Although the Company reserves the right to extend the Exchange Offer at its sole discretion, it currently does not intend to do so. In addition, although we intend to accept all validly tendered Eligible Options promptly after the expiration of this Option Exchange Program, due to certain requirements under U.S. securities laws, if we have not accepted your tendered Eligible Option(s) by 5:00 p.m., Pacific Time, on Friday, September 25, 2020 (which is the 40th business day following the commencement of the Option Exchange Program), you may withdraw your Eligible Options at any time thereafter but prior to our acceptance via Electronic Delivery.”

(b) Item 12 of the Schedule TO is corrected to include separate hyperlinks to each of the Exhibits.

Item 12.	Exhibits.
Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for Replacement Options, dated July 31, 2020.
(a)(1)(B)	Form of Announcement Email to Eligible Participants.
(a)(1)(C)	Form of Notice of Eligible Options Email to Eligible Participants.
(a)(1)(D)	Notice of Election to Participate in the Option Exchange Program.
(a)(1)(E) (a)(1)(F) (a)(1)(G)
Notice of Withdrawal from Participation in the Option Exchange Program

Form of E-Mail Regarding Confirmation of Receipt of Notice of Election to Participate in the Option Exchange Program.

Form of E-Mail Regarding Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(H)	Form of Reminder Email to Eligible Participants Regarding the Option Exchange Program.
(a)(1)(I)	Form of Notice of Expiration of Option Exchange Program.
(b)	Not applicable.
(d)(1)	KushCo Holdings, Inc. 2016 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q (File No. 000-55418), filed April 15, 2019).
(d)(2)	Form of Stock Award Agreement (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-209439), filed February 9, 2016).
(d)(3)	Form of Stock Option Grant Notice and Stock Option Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-209439), filed February 9, 2016).
        Other than (a) adding a new sentence to the first paragraph of the section entitled “Cut-off Time” under Section 4 of the Offer to Exchange and (b) adding hyperlinks to the exhibits set forth under Item 12, there are no other changes herein.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KushCo Holdings, Inc.

By:	/s/ Nicholas Kovacevich
Nicholas Kovacevich
Chairman and Chief Executive Officer
Dated: August 12, 2020